UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bitdeer Technologies Group

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share

(Title of Class of Securities)

G11448100

(CUSIP Number)

Tether Holdings Limited

c/o SHRM Trustees

Trinity Chambers

Tortola, Road Town

British Virgin Islands, VG1110

+443333355842

with a copy to:

Daniel Woodard

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11448100	Page 2 of 10

1	NAME OF REPORTING PERSON
Tether Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,006,395 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,006,395 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,006,395 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes the following Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited, (b) 6,292,702 Class A Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited and (c) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

(2)	This percentage is calculated based upon 104,079,561 Class A Shares outstanding, which include (i) 98,953,228 Class A Shares outstanding as of August 20, 2024, and (ii) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 3 of 10

1	NAME OF REPORTING PERSON
Tether International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,713,693 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,713,693 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,713,693 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes the following Class A Shares: (a) 18,587,360 Class A Shares and (b) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

(2)	This percentage is calculated based upon 104,079,561 Class A Shares outstanding, which include (i) 98,953,228 Class A Shares outstanding as of August 20, 2024, and (ii) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 4 of 10

1	NAME OF REPORTING PERSON
Tether Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,292,702

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,292,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,292,702

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (1)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	This percentage is calculated based upon 104,079,561 Class A Shares outstanding, which include (i) 98,953,228 Class A Shares outstanding as of August 20, 2024, and (ii) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 5 of 10

1	NAME OF REPORTING PERSON
Ludovicus Jan Van der Velde

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. G11448100	Page 6 of 10

1	NAME OF REPORTING PERSON
Giancarlo Devasini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,006,395 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
30,006,395 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,006,395 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes the following Class A Shares: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited, (b) 6,292,702 Class A Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited and (c) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited. Mr. Devasini has a greater than 50% voting interest in Tether Holdings Limited. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting persons’ pecuniary interest.

(2)	This percentage is calculated based upon 104,079,561 Class A Shares outstanding, which include (i) 98,953,228 Class A Shares outstanding as of August 20, 2024, and (ii) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on June 6, 2024, as amended by Amendment No. 1 filed on Aguust 8, 2024 and Amendment No. 2 filed on September 13, 2024 (as amended, the “Schedule 13D”) with respect to the Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the “Issuer”). This amendment to the Schedule 13D is being filed by Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini (collectively, the “Reporting Persons”) and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

See the Schedule 13D, as amended, for historical information. Item 2 of Schedule 13D is amended and supplemented as follows:

Giancarlo Devasini holds a greater than 50% voting interest in Tether Holdings Limited and thus indirectly holds voting and dispositive power with respect to the securities held by Tether Holdings Limited, including securities held by Tether International Limited and Tether Investments Limited, its wholly owned subsidiaries. Mr. Devasini disclaims beneficial ownership of the securities held by Tether Holdings Limited, Tether International Limited and Tether Investments Limited except to the extent of his pecuniary interest.

Certain information regarding Tether Holdings Limited, Tether International Limited, Tether Investments Limited and their respective executive officers and directors is set forth on Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information. Item 3 is amended and supplemented as follows: Tether Investments Limited used cash to make the purchases of Class A Shares listed on Schedule B hereto.

Item 5. Interest in Securities of Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons beneficially own an aggregate of 30,006,395 shares of the Issuer’s Class A Shares, inclusive of the 5,126,333 Warrant Shares, representing 28.8% of the outstanding Class A Shares.

(b) Each of Tether Holdings Limited and Mr. Devasini has shared voting and dispositive power with respect to 30,006,395 of these shares. Tether International Limited has shared voting and dispositive power with respect to 23,713,693 shares. Tether Investments Limited has shared voting and dispositive power with respect to 6,292,702 shares. The percentages are calculated based upon 104,079,561 Class A Shares outstanding, which include (i) 98,953,228 Class A Shares outstanding as of August 20, 2024, and (ii) for all Reporting Persons other than Tether Investments Limited, 5,126,333 Class A Shares that may be acquired upon the exercise of the Warrants.

(c) Except as described in Item 3 (including Schedule B), the Reporting Persons and persons described in Schedule A have not engaged in any transaction with respect to the Issuer’s Class A Shares during the sixty days prior to the date of filing this Schedule 13D.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

1.	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

November 7, 2024

TETHER HOLDINGS LIMITED

/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

TETHER INTERNATIONAL LIMITED

/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

TETHER INVESTMENTS LIMITED

/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

/s/ Ludovicus Jan Van der Velde
Ludovicus Jan Van der Velde, individually

/s/ Giancarlo Devasini
Giancarlo Devasini, individually

Schedule A

Executive Officers and Directors

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of Tether Holdings Limited, Tether International Limited and Tether Investments Limited. Except as indicated below, none of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

Executive Officers and Directors of Tether Holdings Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer and Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	30,006,395 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

Executive Officers and Directors of Tether International Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer and Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	30,006,395 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

Executive Officers and Directors of Tether Investments Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer and Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	30,006,395 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

(1)	Includes the following Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited, (b) 6,292,702 Class A Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited and (c) 5,126,333 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Holdings Limited, Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether”) by way of an order accepting Tether’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether USDT was fully backed by U.S. Dollars held in bank accounts in Tether’s name.

In February 2021, the Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether and several Bitfinex (a group of companies with which Tether is affiliated) companies, to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether. Without admitting or denying NYAG’s findings, Bitfinex and Tether agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the State of New York. The agreement further required Bitfinex and Tether to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.

Schedule B

Transactions in Class A Shares

The following table lists all transactions completed by Tether Investments Limited in the Class A Shares since September 8, 2024, which were all completed through open market purchases:

Date	Shares Bought	Price
September 9, 2024	185,111	$5.6959
September 10, 2024	500,000	$5.9691
September 11, 2024	229,790	$6.1245
September 12, 2024	85,099	$6.5284
October 23, 2024	52,235	$7.5000
October 25, 2024	11,360	$7.4934
November 1, 2024	728,107	$7.9501
November 5, 2024	2,500,000	$7.1500